UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On March 20, 2017, Medigus Ltd., or the Company, held an extraordinary general meeting of its shareholders, or the Meeting, at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel.  At the Meeting, shareholders voted on increasing the authorized share capital of the Company as described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on February 21, 2016.  As of February 20, 2017, the record date for the Meeting, there were 44,142,884 ordinary shares issued, outstanding and entitled to vote at the Meeting.   There were 13,406,250 ordinary shares present in person or represented by proxy at the Meeting, representing 30.37% of the issued and outstanding ordinary shares of the Company, and a quorum was present for all issues voted on at the Meeting. The proposal was approved by the requisite vote of the Company’s shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on August 24, 2016 (Registration No. 333- 213280) and its Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 9, 2015 (Registration No. 333-206803).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: March 20, 2017	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer